Perpetual Industries Inc.

5-8720 Macleod Trail S., Unit 110

Calgary, Alberta, Canada T2H 0M4

May 20, 2016

Attention:

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities & Exchange Commission

Washington, D.C. 20549

Dear Mr. Cash,

We have prepared the following response to your Comment Letter dated April 28, 2016.

The Company recognizes that the Form 10-K filed for the year ended July 31, 2015 is considered delinquent as it has not been audited by an independent accountant registered with the PCAOB. Furthermore, the Company acknowledges to the Commission that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also recognizes that the Form 10-Q for the quarter ended October 31, 2015 will be considered delinquent unless it has been reviewed by an independent accountant registered with the PCAOB.

The Company has made its best efforts to become fully compliant, however, we do not believe we will be able to meet the reporting and disclosure requirements of a fully reporting issuer in the near future. Consequently, on May 20, 2016, the Company is filing a Form 15 with the Commission, requesting:

a)

termination of registration of the Company’s Common Stock, under Rule 12g-4(a)(1);

b)

suspension of its duty to file reports, under Rule 15d-6

We request that the Commission take the Company’s response and actions into consideration before taking additional steps. We remain available to the Commission to answer further questions as needed.

Regards,

/s/ Brent W. Bedford

Brent W. Bedford

President & CEO

Perpetual Industries Inc.